SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                    COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
                           CNPJ n° 02.808.708/0001-07
                             Publicly-traded Company

                                 Relevant Notice

By a relevant  notice  published  on November 4, 2002,  Companhia de Bebidas das
Américas  –  AmBev   informed  the  public  of  the  CVM  (Comissão  de  Valores
Mobiliários)  Legal  Counsel’s  understanding  of the criteria to calculate  the exercise price of warrants  issued on September  2002,  which replaced  warrants originally issued by Companhia Cervejaria Brahma in 1996.

According to the Company’s understanding,  the Stock Ownership Plan, approved by
Shareholders’  Meeting,  was irrelevant in determining the exercise price of the
aforementioned   warrants.   CVM’s  Legal  Counsel  had  not  agreed  with  that
understanding,  justifying the Company’s request to have this matter examined by
CVM’s Joint Committee, the highest decision-making level of the CVM. The request was  accompanied  by several legal  opinions  defending  the  Company’s  thesis, including legal opinion of the two co-authors of the project that originated Law
n. 6,404/76.

The  Company  was  informed  that  the CVM  Joint  Committee  has  reversed  the understanding of its Legal Counsel,  concluding that AmBev’s  understanding,  as explained above, is correct.

Therefore,  in accordance with the CVM Joint Committee,  "the subscription price of the issuance of new shares related to the AmBev Stock Ownership Plan must not be considered to determine the exercise price of the 1996 warrant".

The Company  informs that the  subscription  price for the warrant,  exercisable only  during the month of April  2003,  will be  R$915.95  per  thousand  common shares, and R$909.77 per thousand preferred shares.

                           São Paulo, March 31, 2003

                           Luis Felipe P. Dutra Leite
                           Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.